EXHIBIT 99.1

 Immediate Release: NR 11-16

EXTORRE ANNOUNCES RESULTS FOR 20 HOLES DRILLED AT THE PUNTUDO PROJECT
SILVER-GOLD DISCOVERY IN ARGENTINA

Vancouver, B.C., August 23, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company”) announces results for 20 additional holes from the Renaldo Area on Extorre’s 100% owned Puntudo Project in Santa Cruz Province.

Drilling indicates the presence of a mineralized body approximately 750 metres (“m”) in length which is open to the southeast. The zone is located 1 kilometre southeast of the silver-gold resource reported on the La Negra structure by Coeur d’Alene and Mirasol Resources on the Joaquin property.

Highlights from the La Negra structure drilling include:

RD0020A - 3.8 m (12.5 feet (“ft”)) at 2,154 grams per tonne (“g/t”) silver + 3.34 g/t gold (2,321 g/t silver equivalent*), including 0.95 m (3.1 ft) at 8,516 g/t silver + 9.40 g/t gold (8,986 g/t silver equivalent*) and

RD0026- 5.0 m (16.4 ft) at 236 g/t silver + 0.39 g/t gold (256 g/t silver equivalent*), including 3.86 m (12.7 ft) at 300 g/t silver + 0.42 g/t gold (321 g/t silver equivalent*).

On the La Marocha structure to the west drilling intersected:

RD0032- 8.0 m (26.2 ft) at 227 g/t silver + 0.48 g/t gold (251 g/t silver equivalent*), including 1 m (3.3 ft) at 856 g/t silver + 2.80 g/t gold (996 g/t silver equivalent*).

Step back drilling on the La Negra mineralized body is scheduled. To the far southeast on that structure drilling intersected broad zones with elevated silver-gold values but with a higher gold to silver ratio that suggests the influence of a separate zone further to the southeast.

Hole RD0032 intersected one of the best intervals to date from the La Marocha structure, yet a fence of holes drilled 160 meters to the southeast failed to intersect significant mineralization. Further work is required to investigate alternatives for extensions to that mineralization.

Click to see a figure showing a plan view of the seasons drilling and visual comparison of the mineralization intersected there with that intersected on the La Negra and La Morocha structures on the adjacent Coeur–Mirasol Joaquin Project.

Glen van Kerkvoort, Extorre’s Chief Geologist commented “We are very pleased with the results from this being our first drill campaign on the Renaldo Area. Our aim for the forthcoming drilling season in October is to define the limits of mineralization identified to date and to test additional targets defined by prospecting. It will be important for us to establish the ultimate potential of the property, not just the immediate potential of the Renaldo Area discovery.

“Extorre began to assemble its Santa Cruz Province land package in 2003 and has promising discoveries on our Puntudo and Falcon projects. The primary focus of the Company continues to be at Cerro Moro but given the technical depth of our exploration team we will continue to explore our regional projects for the next high grade gold-silver discovery.”

Drilling results from the Renaldo Prospect (at a 25.0 g/t silver equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Width (m)	Silver (g/t)	Gold (g/t)	Silver Equivalents* (g/t)	Silver Equivalents* (oz/ton)
RD0012	No significant result
RD0013	No significant result
RD0014	85.00	86.00	1.00	34	0.07	37	1.09
RD0016	63.00	64.00	1.00	19	0.20	29	0.84
RD0016	78.00	80.00	2.00	13	0.63	45	1.30
including	79.00	80.00	1.00	13	0.93	60	1.74
RD0016	83.00	93.00	10.00	8	1.06	61	1.79
including	83.00	85.00	2.00	11	1.93	108	3.15
and	89.00	91.00	2.00	8	1.95	105	3.07
RD0016	100.00	103.00	3.00	3	0.84	45	1.31
including	101.00	102.00	1.00	3	1.12	59	1.72
RD0016	108.00	111.00	3.00	2	0.46	25	0.73
RD0016	121.00	122.70	1.70	6	0.96	54	1.58
RD0020A	30.00	34.00	4.00	5	1.10	59	1.73
RD0020A	37.50	38.00	0.50	25	0.07	28	0.83
RD0020A	42.00	45.00	3.00	39	0.27	53	1.54
including	44.00	45.00	1.00	90	0.08	94	2.73
RD0020A	54.00	57.80	3.80	2,154	3.34	2,321	67.71
including	54.00	57.00	3.00	2,723	4.15	2,931	85.48
which includes	55.20	56.15	0.95	8,516	9.40	8,986	262.09
RD0020A	70.60	71.00	0.40	34	0.01	34	1.00
RD0021	57.00	58.00	1.00	1	0.63	33	0.95
RD0021	64.00	67.00	3.00	17	0.35	35	1.02
including	64.00	65.00	1.00	24	0.88	68	1.98
RD0021	70.65	73.00	2.35	42	0.44	65	1.88
RD0021	129.00	131.00	2.00	3	0.87	47	1.36
RD0022	9.00	15.00	6.00	6	0.76	43	1.27
including	12.00	15.00	3.00	6	1.16	64	1.87
RD0022	27.70	28.80	1.10	10	1.66	93	2.72
RD0022	56.00	57.00	1.00	0	0.90	45	1.31
RD0022	74.00	79.55	5.55	3	0.63	35	1.01
including	79.00	79.55	0.55	1	2.03	102	2.97
RD0023	19.00	21.00	2.00	11	0.45	33	0.98
RD0023	27.00	28.00	1.00	22	0.10	27	0.79
RD0023	35.00	36.00	1.00	25	0.28	39	1.13
RD0023	40.00	54.00	14.00	14	0.48	38	1.11
including	45.00	48.00	3.00	14	1.30	79	2.29
and	50.00	51.00	1.00	5	1.16	63	1.83
RD0023	59.30	60.08	0.78	4	8.09	408	11.90
RD0023	65.00	66.00	1.00	2	0.63	34	0.98
RD0023	75.85	77.15	1.30	40	0.04	42	1.23
RD0023	84.60	88.00	3.40	8	1.54	84	2.46
including	86.00	87.00	1.00	7	3.96	205	5.97
RD0024	7.00	11.00	4.00	12	4.42	233	6.79
RD0024	122.00	124.00	2.00	60	0.01	61	1.78
including	123.00	124.00	1.00	86	0.01	87	2.53

Drill Hole	From (m)	To (m)	Width (m)	Silver (g/t)	Gold (g/t)	Silver Equivalents* (g/t)	Silver Equivalents* (oz/ton)
RD0025	51.00	81.00	30.00	38	1.77	126	3.68
including	51.00	54.00	3.00	81	1.98	180	5.24
and	57.00	62.00	5.00	39	0.68	73	2.13
and	66.00	81.00	15.00	34	2.80	174	5.08
RD0025	88.00	89.00	1.00	25	0.04	27	0.80
RD0026	26.90	28.00	1.10	23	0.07	27	0.78
RD0026	37.50	42.50	5.00	236	0.39	256	7.46
including	37.50	41.36	3.86	300	0.42	321	9.36
RD0026	47.00	48.00	1.00	39	0.12	45	1.31
RD0026	52.00	53.00	1.00	42	0.01	42	1.23
RD0026	55.00	56.00	1.00	26	0.08	30	0.88
RD0026	69.00	70.00	1.00	10	0.59	39	1.14
RD0026	78.00	86.00	8.00	17	0.15	25	0.72
RD0026	90.00	94.00	4.00	19	0.22	30	0.86
RD0027	10.00	15.00	5.00	57	0.15	64	1.87
including	13.00	15.00	2.00	98	0.09	102	2.99
RD0028	11.60	12.34	0.74	24	0.11	30	0.86
RD0028	27.40	31.70	4.30	27	0.05	30	0.86
including	31.10	31.70	0.60	52	0.03	54	1.56
RD0028	38.00	46.00	8.00	31	0.57	59	1.73
including	42.95	44.00	1.05	72	1.26	134	3.92
RD0028	56.00	59.00	3.00	34	0.69	68	2.00
including	56.00	57.00	1.00	56	1.89	150	4.38
RD0028	65.00	66.00	1.00	4	0.69	38	1.12
RD0028	82.00	83.00	1.00	31	0.33	47	1.37
RD0028	113.00	114.00	1.00	16	0.44	38	1.11
RD0028	118.60	119.10	0.50	10	0.30	25	0.73
RD0028	121.00	122.00	1.00	4	0.43	26	0.75
RD0029	No significant result
RD0031	134.00	136.45	2.45	99	0.01	100	2.91
including	135.60	136.45	0.85	195	0.01	196	5.71
RD0031	262.00	266.00	4.00	10	0.37	29	0.83
including	265.00	266.00	1.00	10	0.89	54	1.58
RD0031	276.00	277.00	1.00	5	0.41	26	0.74
RD0031	285.69	286.85	1.16	17	0.26	30	0.87
RD0032	49.00	51.00	2.00	6	0.92	52	1.52
including	49.00	50.00	1.00	6	1.01	56	1.64
RD0032	54.00	56.00	2.00	10	2.23	121	3.54
RD0032	118.00	120.37	2.37	31	0.74	68	1.98
including	118.00	119.16	1.16	44	1.17	102	2.99
RD0032	123.70	133.10	9.40	32	1.11	87	2.55
including	123.70	129.35	5.65	46	1.61	126	3.68
RD0032	139.00	142.00	3.00	14	0.59	44	1.28
RD0032	144.00	147.00	3.00	6	0.55	33	0.97
including	146.00	147.00	1.00	5	0.95	52	1.53
RD0032	154.00	165.00	11.00	10	0.55	38	1.10
including	163.00	165.00	2.00	14	1.28	78	2.27
RD0032	178.00	180.00	2.00	39	0.05	42	1.22
RD0032	189.00	197.00	8.00	227	0.48	251	7.32
including	192.00	197.00	5.00	327	0.70	362	10.57
which includes	192.00	193.00	1.00	856	2.80	996	29.05

Drill Hole	From (m)	To (m)	Width (m)	Silver (g/t)	Gold (g/t)	Silver Equivalents* (g/t)	Silver Equivalents* (oz/ton)
RD0033	71.00	72.00	1.00	4	1.59	83	2.43
RD0033	87.00	88.00	1.00	9	0.92	55	1.60
RD0033	97.00	102.00	5.00	8	1.61	89	2.59
including	97.00	101.00	4.00	8	1.86	101	2.96
RD0033	112.00	122.00	10.00	4	1.20	64	1.87
including	112.00	114.00	2.00	6	1.19	66	1.92
and	116.00	117.00	1.00	3	2.15	110	3.22
and	120.00	122.00	2.00	2	3.50	177	5.16
RD0033	127.00	128.00	1.00	2	1.17	61	1.77
RD0033	146.00	152.00	6.00	7	1.31	73	2.11
including	150.00	152.00	2.00	5	3.25	168	4.90
RD0035	72.00	74.00	2.00	0	1.30	65	1.89
RD0036	157.00	158.00	1.00	0	1.89	94	2.75
RD0037	16.00	32.00	16.00	7	1.92	103	3.00
including	16.00	22.00	6.00	8	3.80	198	5.78
and	26.00	30.00	4.00	5	1.22	66	1.93
RD0037	41.00	43.00	2.00	6	0.57	34	1.01
RD0037	67.00	69.00	2.00	4	0.73	40	1.18
RD0038	151.00	152.50	1.50	0	0.83	41	1.20

* Silver equivalent grade is calculated by multiplying the gold assay result by 50, adding it to the silver value and assuming 100% metallurgical recovery.

Quality Control and Assurance
Drill widths presented in the table above are drill intersection widths and may not represent the true widths of mineralization.

Assay results presented above are preliminary with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“Acme Labs”) preparation facility on-site at Cerro Moro (managed and staffed by Acme Labs), and assayed by fire assay (50 gram charge) at the Acme Labs laboratory in Chile, an ISO-9001:2000 certified laboratory.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release.

Glen van Kerkvoort, Extorre’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument (“NI”) 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Extorre
The Company anticipates the release of the next 24 drill holes for the Zoe discovery within two weeks,

Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). Extorre’s assets comprise $42 million in cash, the Cerro Morro, Puntudo and Don Sixto projects, and other mineral exploration properties in Argentina.

On August 4, 2011 Extorre announced the results of the second Preliminary Economic Assessment (“PEA-2”) for a potential future mine development at Cerro Moro.”PEA-2” was based on an interim (April, 2011) NI 43-101 compliant mineral resource estimate for Cerro Moro, and contemplated a 1,000 tonne per day mining and ore processing operation and the production of 494,700 ounces of gold and 26.6 million ounces of silver over a mine life of 8.25 years. The NPVo for the project is $581 million and the pre-tax IRR is 89.3% for a mine producing an average of 206,300 ounces gold equivalent per year for the first 3 years at a cash cost of $US236/ounce gold equivalent.Exploration with 6 rigs is continuing with an objective of expanding resources considerably.

The NI 43-101 compliant resources are reported as follows:

Indicated Category: 443,000 oz. gold + 24.2 million oz. silver (927,000 oz. gold equivalent**), plus
Inferred Category: 178,000 oz. gold + 10.90 million oz. silver (396,000 oz. gold equivalent**)

Click here for a link to the National Instrument 43-101 compliant report.

The Company expects to release an updated resource statement in Q4-2011 that includes the new Zoe discovery and other deposits at Cerro Moro. That resource statement will lead to a revised economic assessment and a revision to the existing Environmental Impact Assessment.

The Province of Santa Cruz formally approved the initial Cerro Moro Environmental Impact Assessment on May 17, 2011. That approval related to the development of a 750 tonne per day mining and ore processing operation at Cerro Moro as presented to the Province in September 2010.

You are invited to visit the Extorre web site at www.extorre.com.

** Gold equivalent ounces are calculated by dividing silver ounces by 50 and adding this figure to gold ounces.

EXTORRE GOLD MINES LIMITED Eric Roth President and CEO extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

For further information, please contact:
Rob Grey, VP Corporate Communications
Tel: 604.681.9512  Fax: 604.688.9532
Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PFS, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in our financial statements and MD&A for the fiscal period ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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